FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     T           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____        No     T
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on listing of tradable shares with selling restrictions of Huaneng Power International, Inc (the "Registrant"); issued by the Registrant on April 18, 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
Announcement on Listing of Tradable Shares with Selling Restrictions
(Overseas Regulatory Announcement)

 Special Notification

Huaneng Power International, Inc. and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Important Notification:

•	The number of tradable shares with selling restrictions to be listed will be 230,828 shares.

•	The listing date of tradable shares with selling restrictions is set to be April 21, 2008.

1.	STATUS OF THE SHARE REFORM SCHEME

1.1
The share reform scheme (the " Scheme ") of Huaneng Power International, Inc (the " Company ") was approved at the relevant general meeting of shareholders on March, 28,  2006 and came into effect on April 17, 2006, which is the record date for the implementation of the Scheme. The date of resumption of trading will be on April 19, 2006.

1.2	The Scheme does not involve any arrangement for additional consideration.

2.	UNDERTAKINGS RELATING TO THE LISTING OF THE TRADABLE SHAREES WITH SELLING RESTRICTIONS IN THE SCHEME

2.1	Undertakings of the shareholders of original non-tradable shares

All shareholders of the non-tradable shares of the Company undertake to comply with the provisions of laws, rules and regulations and perform their legal obligations; in the legal period of undertaking, all shareholders of the non-tradable shares of the Company shall not transfer the non-tradable shares, unless the transferee agrees to and has the capacity to be liable for the undertakings.

2.2	Supplementary undertakings of China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”)

Huaneng Group and HIPDC undertake not to trade their original non-tradable shares of the Company within 60 months, commencing on the date when they obtain the trading rights.

2.3	Performing status of the undertaking by the shareholders of tradable shares with selling restriction

After the implementation of the Scheme, all the shareholders holding tradable shares with selling restrictions of the Company have strictly fulfilled their undertakings made in the course of the Scheme.

3.	CHANGES IN THE SHARE CAPITAL STRUCTURE AND THE SHAREHOLDING OF THE COMPANY AFTER IMPLEMENTATION OF THE SCHEME

3.1	Changes in the share capital structure after the implementation of the Scheme

After the implementation of the Scheme, changes in the share capital structure of the Company are set forth below:

(i) Part of the shares with selling restrictions are to be initially listed and traded on April 19, 2007, following is the details:

Type of shares	Type of Shareholdings	Number of shares prior to this listing (April 19, 2007)	Change in the number of shares	Number of shares subsequent to this listing (April 19, 2007)
Tradable shares with selling restrictions	Shares held by the State	1,055,124,549	0	1,055,124,549
	Shares held by State-owned legal persons	7,269,542,118	-2,094,649,172	5,174,892,946
	Shares held by other domestic legal persons	25,333,333	-25,333,333	0
	Total number of tradable shares with selling restrictions	8,350,000,000	-2,119,982,505	6,230,017,495
Tradable shares without selling restrictions	A shares	650,000,000	2,119,982,505	2,769,982,505
	H shares	3,055,383,440	0	3,055,383,440
	Total number of tradable shares without selling restrictions	3,705,383,440	2,119,982,505	5,825,365,945
Total number of shares		12,055,383,440	0	12,055,383,440

Note: Shares held by Min Xin Holdings Limited (“Min Xin Group”) are non-state-owned shares in accordance with the approval No.[2004]1181 issued by the State-owned Assets Supervision and Administration Commission of the State Council, but Min Xin Group has not completed the procedures for re-registration of shares.  The 36,000,000 shares transferred to Fujian Investment & Enterprise Holdings Corporation (“Fujian Investment”) by Min Xin Group are registered as state-owned-shares.

(ii) The 72,000,000 shares with selling restrictions held by Min Xin Group and 36,000,000 shares transferred to Fujian Investment by Min Xin Group are initially listed and traded on January 7, 2008 (please refer to the Announcement No. 2007-048 issued by the Company on December 28, 2007).

Type of shares	Type of Shareholdings	Number of shares with selling restriction prior to this listing (January 7, 2008)	Change in the number of shares	Number of shares with selling restriction subsequent to this listing (January 7, 2008)
Tradable shares with selling restrictions	Shares held by the State	1,055,124,549	0	1,055,124,549
	Shares held by State-owned legal persons	5,174,892,946	-108,000,000	5,066,892,946
	Shares held by other domestic legal persons	0	0	0
	Total number of tradable shares with selling restrictions	6,230,017,495	-108,000,000	6,122,017,495
Tradable shares without selling restrictions	A shares	2,769,982,505	108,000,000	2,877,982,505
	H shares	3,055,383,440	0	3,055,383,440
	Total number of tradable shares without selling restrictions	5,825,365,945	108,000,000	5,933,365,945
Total number of shares		12,055,383,440	0	12,055,383,440

Note: Shares held by Min Xin Holdings Limited are non-state-owned shares in accordance with the approval No.[2004]1181 issued by the State-owned Assets Supervision and Administration Commission of the State Council, but Min Xin Group has not completed the procedures for re-registration of shares. The 36,000,000 shares transferred to Fujian Investment & Enterprise Holdings Corporation by Min Xin Group are registered as state-owned-shares.

Except for the changes above, there is no change in the share capital structure of the Company.

3.2	Changes in proportion of the shareholding of tradable shares with restrictions after the implementation of the Scheme

Part of the tradable shares with selling restrictions has been traded since April 19, 2007. The proportion of the shareholding of tradable shares with restrictions by each shareholder remains unchanged from the implementation of the Scheme until such shares are listed and traded on April 19, 2007.

After approval by relevant authorities, Min Xin Group transferred 36,000,000 shares which have been transferred to Huaneng Group by Fujian Investment on behalf of Min Xin Group during the implementation of Scheme to Fujian Investment in accordance with relevant arrangements in November 2007. The above shares have been registered under the name of Fujian Investment by China Securities Depository and Clearing Company Limited Shanghai Branch. Following is the details:

	Name of Shareholdings	Number of shares with selling restriction prior to this listing	Ratio to the total share capital	Number of shares with selling restriction subsequent to this listing	Proportion of the shareholding of tradable shares with restrictions to the total share capital of the company
1	Fujian Investment & Enterprise Holdings Corporation	0		36,000,000	0.30%
2	Min Xin Holdings	108,000,000	0.90%	72,000,000	0.60%

Except for the changes above, the proportion of the shareholding of the shares with selling restrictions has no other changes after part of the shares with selling registration are initially listed and traded since April 19, 2007. The corresponding listed float of the shares with selling restrictions held by the shareholders will not change in accordance with this transfer. Shares with selling restrictions held by Min Xin Group and Fujian Investment have been listed and traded since January 7, 2008.

4.	SETTLEMENT OF CAPITAL TIE-UP BY SUBSTANTIAL SHAREHOLDERS

No circumstances of capital tie-up by substantial shareholders exist in the Company.

5.	INSPECTION OPINIONS ISSUED BY THE SPONSORS

CITIC Securities Co., Ltd. (CITIC Securities) is the sponsors of the Scheme. Pursuant to Measures for the Administration of the Share-trading Reform of Listed Companies issued by China Securities Regulatory Commission and Memorandum on Share-trading Reform issued by Shanghai Stock Exchange, CITIC Securities inspected matters concerning application to release of restrictions on tradable shares with selling restrictions by shareholders holding tradable shares with selling restrictions of the Company and hereby issues inspection opinion.

CITIC Securities has opinions as follows: "Upon the completion date of the acquisition of trading rights of tradable shares with selling restrictions, all the shareholders holding tradable shares with selling restrictions of the Company have strictly fulfilled their undertakings made in the course of the share reform Scheme. The application for the listing of the tradable shares with selling restrictions by the Company's board of directors is in compliance with relevant regulations."

6.	INFORMATION ON THE TRADABLE SHARES WITH SELLING RESTRICTIONS TO BE LISTED

6.1	The number of tradable shares with selling restrictions to be listed will be 320,828 shares.

6.2	The listing date of tradable shares with selling restrictions is set to be 21 April 2008.

6.3	Details of the listing of tradable shares with selling restrictions.

	Name of shareholders	Number of tradable shares with selling restrictions (shares)	Ratio to the total share capital	The number of shares to be listed at this listing	Number of remaining tradable shares with selling restrictions
1	China Huaneng Group	1,055,124,549	8.75%	0	1,055,124,549
2	Huaneng International Power Development Corporation	5,066,662,118	42.03%	0	5,066,662,118
3	Hebei Construction Investment Corporation	230,828	0.002%	230,828	0
Total		6,122,017,495	50.782%	230,828	6,121,786,667

6.4	The listing status of tradable shares with selling restrictions

Pursuant to Share Reform Scheme Manual of Huaneng International Power Development Corporation (Revised Version) issued by the Company on May 16, 2006, Hebei Construction Investment Corporation held 603,000,000 shares of tradable shares with restrictions of the Company, which accounts for 5% of share capital of the Company, out of which 602,769,172 shares are restricted from public trading for 12 months, commencing from the first trading day after implementation of Share Reform Scheme. The remaining 230,828 shares are restricted from public trading for 24 months, commencing from the first trading day after implementation of Share Reform Scheme. This listing represents listing of 230,828 shares of tradable shares with restrictions held by Hebei Construction Investment Corporation.

6.5	The prior listing status of tradable shares with selling restrictions

This is the third time that the Company arranges for the listing of tradable shares with selling restrictions (limited to the shares involved in the Scheme). The prior two listing of tradable shares with selling restrictions commenced on April 19, 2007 and January 7, 2008.

7.	TABLE SHOWING CHANGES IN SHAREHOLDING STRUCTURE AFTER THE IMPLEMENTATION OF THE SCHEME

Type of shares	Type of Shareholdings	Number of shares prior to this listing (shares)	Change in the number of shares (shares)	Number of shares subsequent to this listing (shares)
Tradable shares with selling restrictions	Shares held by the State	1,055,124,549	0	1,055,124,549
	Shares held by State-owned legal persons	5,066,892,946	-230,828	5,066,662,118
	Shares held by other domestic legal persons	0	0	0
	Total number of tradable shares with selling restrictions	6,122,017,495	-230,828	6,121,786,667
Tradable shares without selling restrictions	A shares	2,877,982,505	230,828	2,878,213,333
	H shares	3,055,383,440	0	3,055,383,440
	Total number of tradable shares without selling restrictions	5,993,365,945	230,828	5,933,596,773
Total number of shares		12,055,383,440	0	12,055,383,440

Note: Shares held by Min Xin Holdings Limited are non-state-owned shares in accordance with the approval No.[2004]1181 issued by the State-owned Assets Supervision and Administration Commission of the State Council, but Min Xin Group has not completed the procedures for re-registration of shares.  The 36,000,000 shares transferred to Fujian Investment & Enterprise Holdings Corporation by Min Xin Group are registered as state-owned-shares.

By Order of the Board Huaneng International Power Development Corporation April 18, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:  Gu Biquan

Title:    Company Secretary

Date:    April 17, 2008